

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 4, 2009

David Strebinger
President, Chief Executive Officer,
  Secretary, and Director
Celldonate Inc.
1111 Alberni Street, Suite 3606
Vancouver, British Columbia, Canada V6E 4V2

> **Re:**   **Celldonate Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed August 26, 2009**
> **File No. 333-159300**

Dear Mr. Strebinger.:

     We have reviewed your revised registration statement and response letter dated August 26, 2009, and we have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 5

1.   Please include a risk factor near the beginning of this section that discloses your uncertainty regarding the state of online gambling laws and how your business plan could be materially adversely affected if your mobile games are later determined to constitute unlawful gambling activities under federal, state, or local laws.

Selling Security Holders, page 11

2.   We note your revised disclosure in response to comment seven in our letter dated June 11, 2009, pertaining to beneficial ownership percentages. It appears that further revision is necessary because the <u>total</u> amount of warrants outstanding is still being used to calculate each selling shareholder's respective percentage. As

previously noted, under Rule 13d-3, the securities underlying the warrants held by a selling shareholder shall be deemed outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person. For example, you disclose that Caring Capital Corporation's pre-offering percentage ownership is 18.4% (calculated by dividing 500,000 into 2,724,500 (2,291,000 shares outstanding plus 433,500 shares underlying warrants)). However, since you disclose that Caring Capital Corporation does not beneficially own any shares underlying warrants, the correct calculation under Rule 13d-3 would actually yield 21.9% (calculated by dividing 500,000 into 2,291,000 shares). Please revise your selling shareholders table accordingly. Also, revise your "Security Ownership of Certain Beneficial Owners and Management" table on page 34 in response to this comment as well.

Description of Business, page 19

3.   We note your revised disclosure in response to comment 10 in our letter dated June 11, 2009, pertaining to the geographic location of your target market. Please further revise to discuss how the receipt of reward points and prizes through the charity donations game card could impact the amount of an individual's charitable deduction under U.S. and Canada tax laws.

Government Regulations, page 24

Gambling Laws, page 24

4.   We note your revised disclosure in response to comment 15 in our letter dated June 11, 2009, pertaining to the various gambling regulations applicable to games of chance and games of skill. You state that you do not expect that the purchase and sale of your charity donations games cards will contravene any laws because "this act does not, strictly speaking, involve gambling of any kind." However, you later disclose that you intend to generate revenues from off-line game playing by charging a percentage fee for all transactions associated with the games suite (including prize redemptions) and by charging a fee to retailers for advertising their products and services alongside the applications in the game suite. Therefore, please revise to explain this apparent discrepancy. Also, revise to state whether your expected compliance with gambling laws is based upon an opinion of counsel.

Report of Independent Registered Public Accounting Firm, page F-1

5.   We note your response to comment 21 in our letter dated June 11, 2009. Please have your auditors revise their opinion to reference the cumulative period from August 15, 2006 (inception) to March 31, 2009. Also, revise your financial

statements and elsewhere throughout your filing to remove the presentation of the period from August 15, 2006 (inception) to March 31, 2007. Replace this column with audited financials for the cumulative period from August 15, 2006 (inception) to March 31, 2009.

*　　*　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Staff Attorney, at (202) 551-3370, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Jay Knight

for Larry Spirgel
Assistant Director

cc:　　By facsimile to (604) 632-1730
　　　　Penny Green
　　　　(Bacchus Corporate and Securities Law)